December 31, 2019

Via EDGAR

Lauren Nguyen

Legal Branch Chief

Office of Energy and Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlas Corp.
Registration Statement on Form F-4 Filed November 22, 2019
File No. 333-234820

Dear Ms. Nguyen,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in a letter dated December 17, 2019 addressed to Bing Chen, President and Chief Executive Officer of Atlas Corp. (the “Comment Letter”), with respect to the above referenced filing. As used in this letter, “we,” “us,” “our,” the “Company” and “Atlas” refer to Atlas Corp. unless the context requires otherwise. The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form F-4 (“Form F-4”), which reflects the Company’s responses to the comments received from the Staff, as applicable. Please note that all page numbers in the Company’s responses below refer to the page numbers of the amended Form F-4, unless otherwise noted. Capitalized terms used, but not defined in this letter, have the meanings ascribed to them in Form F-4.

For ease of reference, the comments contained in the Comment Letter are reprinted below in bold and are followed by the Company’s response.

Proposal I: The Holding Company Reorganization Proposal

Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors, page 33

1.

You identify several factors on page 33 that led the Seaspan board of directors to approve the Merger Agreement and recommend that holders vote for the holding company reorganization proposal. Please expand this disclosure to more fully explain how these factors drove the board’s decision. For example, please describe Seaspan’s “projected financial condition” and “earnings prospects,” and explain why the board believed they would be improved by the holding company reorganization. As another example, with regard to the “restrictions imposed by Seaspan’s material agreements on the ability of Seaspan to realize on potential strategic growth opportunities,” please identify these material agreements and clarify how they restrict Seaspan from realizing potential strategic growth opportunities. Refer to Item 4(a)(2) of Form F-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 34 of Form F-4 under the caption “Proposal I: The Holding Company Reorganization Proposal—Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors” as follows:

December 31, 2019

In evaluating the holding company reorganization, including the Merger Agreement, the Seaspan board of directors consulted extensively with Seaspan’s management and legal advisors and, in reaching its decision to approve the Merger Agreement and to recommend that holders of Seaspan common shares vote “FOR” the holding company reorganization proposal, the Atlas charter proposal and the adjournment proposal, the Seaspan board of directors considered a variety of factors, including the following (which are not necessarily presented in order of relative importance):

•

The Seaspan board of directors’ belief that the implementation of a holding company reorganization advances the commitment of the board and senior management to thoughtful capital allocation and diversification of cash flows, through professional asset management. The board of directors believes that the ability to deploy free cash flows over time across a broader array of sectors has the potential to generate greater long-term risk adjusted returns on capital, than if isolated to one sector. By creating optionality for future investment opportunities to exist either within the current Seaspan corporate group or separate from the current Seaspan group, the board of directors believes that the holding company reorganization will provide a framework that facilitates future growth from internal operations, acquisitions or joint ventures, broadens the alternatives available for future financing, better serves individual operating businesses and generally allows for greater administrative and operational flexibility. The Seaspan board of directors further believes that the formation of Atlas will drive substantially higher and more stable cash flows by maximizing effective synergies and unifying capital allocation processes across the Atlas group of companies.

•

The Seaspan board of directors’ commitment to the current Seaspan corporate group continuing to remain focused on maintaining its leadership position in the ownership and operation of containerships and providing best-in-class service to its customers. By operating independently from Atlas’ other lines of business, Seaspan will be able to continue to finance its own operations and invest in further improvement of its integrated platform. In addition, Seaspan will have the full support of Atlas in becoming a provider of leading global maritime infrastructure, enabling Seaspan to take advantage of opportunities for attractive capital deployment in the maritime industry, as demonstrated by Seaspan’s recently announced acquisitions of over $500 million of containership assets.

•

Restrictions imposed by Seaspan’s amended and restated articles of incorporation and its material agreements (principally those governing its credit and lease facilities and outstanding debt securities) on the ability of Seaspan to change the general nature of its business from the direct and indirect ownership, management, operation and chartering of container vessels and businesses ancillary thereto. Those agreements also contain limitations on the ability of Seaspan and its subsidiaries to incur indebtedness, make capital expenditures and enter into investments, all of which constrain the ability to diversify its cash flows and asset portfolio. Obtaining consents to the amendment of those instruments to remove or modify those restrictions and limitations would be costly and time-consuming.

•

The Seaspan board of directors’ recognition that the implementation of a holding company reorganization would facilitate the APR Acquisition. While the evaluation and planning for a holding company reorganization started well beforehand, the opportunity to acquire APR Energy was a catalyst in the Seaspan board of directors’ decision to move forward on a definitive basis with the reorganization. The Seaspan board of directors believes that the APR Acquisition is a transformative transaction. APR, like Seaspan, is a global leasing business that owns and operates a fleet of capital-intensive assets (gas turbines and other power generation equipment), providing power solutions to customers including large corporations and/or government backed utilities. The APR Acquisition, in combination with the holding company reorganization, will

December 31, 2019

result in the creation of a global leasing platform that leverages Seaspan’s and APR Energy’s respective strengths in deploying fleets of capital-intensive assets, maintaining high asset utilization through medium-to-long-term contracts, and optimizing cash flows across the lease portfolio. The addition of APR Energy will allow Atlas to diversify cash flows and expand its asset portfolio.

•

The Seaspan board of directors’ understanding that the holding company reorganization constitutes, for U.S. federal income tax purposes, a “reorganization” within the meaning of Section 368(a) of the Code. As a result, the issuance of Atlas shares upon the cancellation of Seaspan shares should generally be tax-free for U.S. federal income tax purposes. In addition, the Seaspan board of directors believes that there will not be incremental operational risk that arises from the addition of a new holding company above the existing Seaspan group of companies.

•

The Seaspan board of directors’ belief that the terms of the Merger Agreement and the conditions to the completion of the holding company reorganization, as summarized elsewhere in this proxy statement/prospectus, are reasonable. See “The Merger Agreement.”

2.

We note that you identify on page 33 the facilitation of the APR Acquisition as a reason for the Seaspan board’s approval of the holding company reorganization. We further note Seaspan’s statement in Exhibit 99.1 included with the Form 6-K filed on November 22, 2019 that “APR is a compelling strategic global energy platform.” Please expand your disclosure in this section to briefly describe APR Energy’s business and to explain how its acquisition affected the Seaspan board’s decision to enter into the reorganization.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 34 of Form F-4 under the caption “Proposal I: The Holding Company Reorganization Proposal—Reasons for the Holding Company Reorganization; Recommendation of the Seaspan Board of Directors.” See the disclosure in the fourth bullet point in response to Comment No. 1 above.

Interests of Seaspan’s Directors and Executive Officers in the Holding Company Reorganization, page 34

3.

We note your disclosure on pages 45 and 46 that Fairfax Financial Holdings Limited beneficially holds 42.3% of Seaspan common shares and will be your largest shareholder upon consummation of the reorganization. You also disclose on page 45 that Fairfax’s affiliates have designated two directors, Mr. Chin (who serves as a managing director of Fairfax’s wholly-owned subsidiary) and Mr. Wallace (who serves as a director of APR Energy) to your board. Furthermore, we note you disclose on page 15 that Fairfax is a shareholder in APR Energy and is listed as one of the sellers in the APR Acquisition Agreement. Please expand this section to disclose these interests and to describe the involvement of Mr. Chin, Mr. Wallace, and Fairfax in identifying APR Energy as an acquisition target and in subsequently negotiating the terms of the acquisition.

Response: In response to the Staff’s comment, the Company has added the following disclosure on pages 35 and 36 of Form F-4 under the caption “Interests in the APR Acquisition” and added a cross-reference to such disclosure on pages 16 and 47 of Form F-4.

December 31, 2019

Interests in the APR Acquisition

The opportunity to acquire APR Energy was presented by Mr. Prem Watsa, the chairman of the board of directors of Fairfax Financial Holdings Limited, to Mr. David Sokol, the chairman of the Seaspan board of directors, in September 2019. Fairfax Financial Holdings Limited beneficially owns 42.3% of Seaspan common shares and is represented on the Seaspan board of directors by Messrs. Lawrence Chin and Stephen Wallace. Mr. Chin is a managing director of an affiliate of Fairfax Financial Holdings Limited, and Mr. Wallace is a director of APR Energy.

On October 9, 2019, the Seaspan board of directors met to evaluate and discuss the APR Energy acquisition opportunity. Prior to the meeting, Mr. Sokol advised Messrs. Chin and Wallace of the purpose of the meeting and, in view of their relationships to Fairfax Financial Holdings Limited and APR Energy, Messrs. Chin and Wallace declared conflicts of interest in respect of the APR Acquisition and recused themselves from the October 9 meeting and from all subsequent meetings of the Seaspan board of directors during which the APR Acquisition was discussed. No information or materials regarding the APR Acquisition was shared with Messrs. Chin or Wallace during the October 9 meeting or thereafter at any time prior to execution of the Acquisition Agreement. After consideration, the directors (other than Messrs. Chin and Wallace) voted to submit a non-binding proposal to acquire APR Energy, which proposal was delivered to Fairfax Financial Holdings Limited, acting on behalf of the Sellers, on October 9, 2019.

Between October 9, 2019 and November 4, 2019, Seaspan management conducted a due diligence investigation of the APR Business, met with management of APR Energy and commenced preliminary negotiations of the terms and conditions of the possible acquisition. Representatives of Fairfax Financial Holdings Limited, acting on behalf of the Sellers, participated in these discussions and negotiations.

On November 4, 2019, the Seaspan board of directors established a special committee of the board comprised of directors independent from Fairfax Financial Holdings Limited and APR Energy, being Messrs. David Sokol and Lawrence Simkins (the “Special Committee”) to, among other things, continue to review, evaluate, investigate, pursue and negotiate the terms and conditions of the APR Acquisition, and to recommend or not recommend that the board approve the entry into and consummation of that transaction.

Between November 4, 2019 and November 20, 2019, Seaspan and its advisors completed the due diligence investigation of the APR Business and negotiated and finalized the terms and conditions of the Acquisition Agreement with Fairfax Financial Holdings Limited (acting on behalf of itself and as a representative of the other Sellers) and its advisors. On November 20, 2019, the Special Committee, having given due and proper consideration to all relevant factors, determined to recommend the APR Acquisition to the Seaspan board of directors (excluding Messrs. Chin and Wallace) as advisable and in the best interests of Seaspan and its shareholders. The APR Acquisition was authorized and approved by the Seaspan board of directors (excluding Messrs. Chin and Wallace) later the same day.

General

4.	Provide us with an analysis that explains how you evaluated the significance of the APR Energy acquisition for purposes of Rule 3-05 and Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, we respectfully inform the Staff that, for purposes of Rule 3-05 and Article 11 of Regulation S-X, we determined the significance of the acquisition of Apple Bidco Limited and its wholly-owned subsidiaries (collectively, “APR Energy”) by evaluating the results of the asset test, the investment test and the income test of significance as set forth in Rule 1-02(w) of Regulation S-X. In performing these calculations, as required by Rule 3-05 we compared the most recent pre-acquisition audited

December 31, 2019

consolidated annual financial statements of APR Energy as of and for the fiscal year ended December 31, 2018 (“APR Energy Financial Statements”) to the most recent audited consolidated annual financial statements of Seaspan Corporation (“Seaspan”) as of and for the fiscal year ended December 31, 2018 (“Seaspan Financial Statements”), which will be carried over to the consolidated financial statements of the Company after the consummation of the holding company reorganization on the same basis as currently presented, using the as-if pooling-of-interest method applicable when a change in the reporting entity occurs under ASC 805-50-05-5.

The APR Energy Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), whereas the Seaspan Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). While we are in the process of completing our analysis of the impact of the differences between IFRS and US GAAP as it applies to APR Energy Financial Statements, we noted no material adjustments in our initial assessment. The significance tests under Rule 1-02(w) were performed using amounts determined materially in accordance with US GAAP. The calculations in respect of each of the asset test, the investment test and the income test are as follows (in millions of USD):

Asset Test

Comparing APR Energy’s consolidated total assets to Seaspan’s consolidated total assets

Consolidated assets of APR Energy at December 31, 2018	$947
Consolidated assets of Seaspan at December 31, 2018	$7,748
Acquired assets as a percentage of Seaspan’s consolidated assets	13%

Investment Test

Comparing the expected total purchase price to Seaspan’s consolidated total assets

Expected consideration transferred for the acquisition of APR Energy	$450	(1)
Consolidated assets of Seaspan at December 31, 2018	$7,748
Total investment as a percentage of Seaspan’s consolidated assets	6%

Income Test

Comparing Seaspan’s equity in APR Energy’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle, to that of Seaspan

Consolidated net loss of APR Energy before income tax expense for the year ended December 31, 2018	$77	(2)
Consolidated net income of Seaspan before income tax expense for the year ended December 31, 2018	$279
Consolidated net loss of APR Energy as a percentage of Seaspan’s consolidated net income	28%

As none of the significance tests exceeds 50%, we concluded under Rule 3-05(b)(4) that Atlas’ registration statement on Form F-4 does not need to include separate financial statements of pre-acquisition APR Energy.

December 31, 2019

Accordingly, pursuant to Rule 11-01(c), the pro-forma effects of the APR Acquisition are not included in the registration statement.

Footnotes:

(1)

Pursuant to the Acquisition Agreement, the purchase price is equal to $750 million minus the amount of APR Energy’s net debt and certain seller expenses on the closing date, subject to customary purchase price adjustments, to be paid in Atlas common shares at a deemed value of $11.10 per share. For the purposes of the significance test at this time, the purchase price is determined based on our best estimate of APR Energy’s net debt, relevant seller expenses and other inputs into the purchase price adjustments as of the closing date. The fair value of consideration transferred will also be subject to conclusions on the accounting treatment of various components of the purchase price. In addition, the fair value of common shares transferred as consideration shall be determined using the share price at the closing date, and may differ from the amount above which has been calculated using an assumed closing date share price equal to the deemed value of $11.10 per share. Using the same assumptions of net debt, seller expenses and purchase price adjustments, as well as the same accounting conclusions, an increase of $1.00 in the share price at closing date results in an increase of approximately $40 million in the purchase price, which equates to an increase of less than 1% in this significance test.

(2)	The absolute value of APR Energy’s consolidated net loss is used for the purposes of this test.

Please do not hesitate to contact me at (604) 638-2575 if you would like to discuss any matter contained in this letter.

Sincerely,

/s/ Ryan Courson

Ryan Courson
Chief Financial Officer

cc:	Parhaum J. Hamidi, Attorney-Adviser

Gus Rodriguez, Accounting Branch Chief

Yong Kim, Staff Accountant

Malcolm Ross, Blank Rome LLP

Jeff Cohen, Blank Rome LLP

Yelena Barychev, Blank Rome LLP